UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-40368

SAIHEAT Limited

(Exact name of registrant as specified in its charter)

c/o #266A South Bridge Road, #02-01 Singapore (058815)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	SAIHEAT LIMITED Secures Patent for “Waste Heat Recovery System and Method”, Deepening in Chip Cooling Waste Heat Recovery Field and Empowering Green Development and R&D Upgrade with Technological Innovation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIHEAT LIMITED

Date: November 17, 2025	By:	/s/ Jianwei Li
	Name:	Jianwei Li
	Title:	Chief Executive Officer

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